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       FORM 4                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
---------------------                                Washington, D.C. 20549                           ------------------------------
[X] Check this box if no                                                                              OMB Number:          3235-0287
    longer subject to                                                                                 Expires:     December 31, 2001
    Section 16.  Form 4                                                                               Estimated average burden hours
    or Form 5 obligations                                                                             hours per response.........0.5
    may continue.  SEE                                                                                ------------------------------
    Instruction 1(b).                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                          Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934,
                          Section 17(a) of the Public fo the Public Utility Holding Company Act of 1934
                                        or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting     2.  Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
   Person*                               Symbol                                           to Issuer (Check all applicable)

   William R. Hambrecht                  Salon.com (SALN)                                 ____Director           __X_ 10% Owner
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   (Last)         (First)  (Middle)  3.  IRS or Social         4.  Statement for          ____Officer (give      ____ Other (specify
                                         Security                  Month/Year                 title below)            below)
                                         Number of
                                         Reporting                                        ____________________________
                                         Person

   539 Bryant Street, Suite 100          (Voluntary)               February 2001
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                  (Street)                                     5.  If Amendment,       7.    Individual or Joint/Group Filing
                                                                   Date of Original          (Check Applicable Line)
                                                                   (Month/Year)               _X_   Form filed by One Reporting
                                                                                              ___   Form filed by More than One
   San Francisco    CA      94107                                                                   Reporting Person
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   (City)         (State)     (Zip)
                                              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                    1. Trans-  2. Trans-    3. Securities Acquired (A) 4. Amount of  5. Owner-    6. Nature of
   (Instr. 3)                              action     action       or Disposed of (D)         Securities    ship         Indirect
                                           Date       Code         (Instr. 3, 4 and 5)        Beneficially  Form:        Beneficial
                                                      (Instr. 8)                              Owned at      Direct       Owner-
                                                                                              End of Month  (D) or       ship
                                          (Month/                                                           Indirect
                                           Day/                             (A) or            (Instr. 3     (I)
                                           Year       Code  V      Amount    (D)    Price     and 4)        (Instr. 4)   (Instr. 4)
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Common Stock                              2/6/01      P            50,000      A    $0.9383                      D
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Common Stock                              2/6/01      P            50,000      A    $0.9375                      I            (2)
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Common Stock                              2/21/01     P            50,000      A    $0.7813     660,000(1)       I            (2)
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Common Stock                              2/22/01     P            50,000      A    $0.78045    970,275          D
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(1) Mr. Hambrecht is the Manager of W.R. Hambrecht + Co., LLC ("LLC") and has shared voting and dispository power over the 660,000 shares of Salon.com beneficially owned for purposes of Section 16 directly by the LLC.  Mr. Hambrecht indirectly holds a 15.5%
interest in the LLC and, accordingly, disclaims beneficial ownership of all but 102,300 shares held by the LLC.
(2) As manager of W.R. Hambrecht + Co., LLC.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.      PAGE 1 OF 2(Over)
*  If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                               SEC 1475 (3-99)

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FORM 4 (continued)     Table II -- Derivative  Securities Acquired, Disposed of, or Beneficially Owned
                                   (E.G., puts, calls, warrants, options, convertible securities)
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1. Title   2. Conver-  3. Trans-  4. Trans-  5. Number   6. Date        7. Title     8. Price   9. Number   10. Owner-   11. Nature
   of         sion or     action     action     of          Exer-          and          of         of           ship         of In-
   Deri-      Exercise    Date       Code       Deri-       cisable        Amount       Deri-      Deri-        Form         direct
   vative     Price of    (Month/    (Instr.    vative      and Expi-      of Under-    vative     vative       of           Benefi-
   Secu-      Deri-       Day/       8)         Secu-       ration         lying        Secur-     Secur-       Deri-        cial
   rity       vative      Year)                 rities      Date           Secu-        ity        ities        vative       Owner-
   (Instr.    Secu-                             Acqui-      (Month         rities       (Instr.    Bene-        Secu-        ship
   3)         rity                              red         /Day           (Instr.      5)         ficially     rity:        (Instr.
                                                (A) or      /Year)         3 and 4)                Owned        Direct       4)
                                                Dis-                                               at End       (D) or
                                                posed                                              of Month     Indirect
                                                of (D)                                             (Instr.      (I)
                                                                                                   4)           (Instr.
                                                                                                                4)


                                                         Date   Ex-     Title  Amount
                                                         Exer-  pira-          of
                                  Code  V     (A)  (D)   cis-   tion           Number
                                                         able                  of
                                                                               Shares

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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ William R. Hambrecht      3/9/01
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                                                 ------------------------      ------
                                                                                             **William R. Hambrecht        Date

Note:  File three copies of this Form, one of which must be manually signed.  If space insufficient, SEE Instruction 6 for procedure.

Potential persons who are to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                              PAGE 2 OF 2
                                                                                                                    SEC 1475 (3-99)
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